UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                  (Rule 13d-10)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 6)

                              ALFACELL CORPORATION
                                (Name of Issuer)

                            COMMON STOCK AND OPTIONS
                         (Title of Class of Securities)

                                    015404106
                                 (CUSIP Number)

                                 Kuslima Shogen
                              Alfacell Corporation
                              225 Belleville Avenue
                              Bloomfield, NJ 07003
                                 (973) 748-8082
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 30, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

CUSIP No. 015404106                SCHEDULE 13D                      Page 2 of 5

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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Kuslima Shogen
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    1,736,065 (includes 377,445 shares subject to options and warrants which are currently exercisable or which will become exercisable within 60 days of March 30, 2003).

               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           1,736,065 (includes 377,445 shares subject to options and
    WITH            warrants which are currently exercisable or which will
                    become exercisable within 60 days of March 30, 2003).
               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,736,065 (includes 377,445 shares subject to options and warrants which are currently exercisable or which will become exercisable within 60 days of March 30, 2003).

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.42%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 015404106                SCHEDULE 13D                      Page 3 of 5

Item 1. Security and Issuer

The securities to which this Schedule 13D relates are the shares of common stock, par value $.001 per share (the "Common Stock"), of Alfacell Corporation (the "Issuer"). The address of the Issuer's principal executive offices is 225 Belleville Avenue, Bloomfield, NJ 07003.

Item 2. Identity and Background

      (a) - (c) The person (the "Reporting Person") filing this statement is Kuslima Shogen, Chairman of the Board, Chief Executive Officer and Acting Chief Financial Officer of the Issuer. The Reporting Person's mailing address is c/o Alfacell Corporation, 225 Belleville Avenue, Bloomfield, NJ 07003.

      (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      (e) During the last five years, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of a competent jurisdiction.

      (f)       The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

Not Applicable.

Item 4. Purpose of Transaction

The Reporting Person previously granted options to purchase Common Stock. As of March 30, 2003, 337,240 of the then currently exercisable options expired resulting in a decrease to the Reporting Person's beneficial ownership.

Item 5. Interest in Securities of the Issuer

      (a) The Reporting Person beneficially owns 1,736,065 shares of Common Stock, consisting of 1,358,620 shares of Common Stock currently outstanding and 377,445 shares underlying options and warrants to purchase Common Stock held by the Reporting Person. Such shares constitute 7.42% of the Common Stock outstanding assuming all of the options and warrants are exercised.

      (b) The Reporting Person has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of the shares of Common Stock.

      (c)   None.

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CUSIP No. 015404106                SCHEDULE 13D                      Page 4 of 5

      (d) The Reporting Person has pledged a total of 900,000 of the outstanding shares of Common Stock to Global Aggressive Growth Fund Limited to secure a personal loan of which proceeds were loaned to the Issuer.

      (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Person has pledged a total of 900,000 of the outstanding shares of Common Stock to Global Aggressive Growth Fund Limited to secure a personal loan of which proceeds were loaned to the Issuer. If the Reporting Person defaults on the loan, Global Aggressive Growth Fund Limited can take possession of the shares and sell them. Any sales proceeds would be used to satisfy the loan.

Item 7. Material to Be Filed as Exhibits

Not applicable.

CUSIP No. 015404106                SCHEDULE 13D                      Page 5 of 5

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 9, 2003

                                        /s/ Kuslima Shogen
                                        ----------------------------------------
                                        Kuslima Shogen
                                        Chairman of the Board, Chief Executive
                                        Officer and Acting Chief Financial
                                        Officer